Dreyfus/KLS National Municipal Fund

200 Park Avenue

New York, New York 10166

August 21, 2009

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: John C. Grzeskiewicz, Esq.

Re:	Dreyfus/KLS National Municipal Fund (the “Registrant”)
Request for Withdrawal of Registration Statement on Form N-1A
Filed with the Securities and Exchange Commission on December 31, 2008
File Nos.: 333-156510; 811-22262

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, the Registrant hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form N-1A, which was filed with the Commission on December 31, 2008 (the “Registration Statement”).

The Registrant believes that withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors because: 1) the filing was prepared in connection with a proposed initial public offering of the Registrant’s shares which is no longer contemplated; 2) no securities were sold in connection with the offering; and 3) the filing did not become effective.

Any questions regarding this matter may be directed to David Stephens at 212-806-6138.

Sincerely,

DREYFUS/KLS NATIONAL MUNICIPAL FUND

By:	/s/ Jeff Prusnofsky
Jeff Prusnofsky
Assistant Secretary